CUSIP No. 190632109	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. ___)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Coastway Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

190632109
(CUSIP Number)

Clover Partners, L.P.
100 Crescent Court, Suite 575
Dallas, TX  75201
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

May 1, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 190632109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON MHC Mutual Conversion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 254,710
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 254,710
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 190632109	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 254,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 190632109	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Clover Partners Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 254,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 190632109	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Johnny Guerry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 254,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 190632109	Page 6 of 10 Pages

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (the “GP”), Clover Partners Management, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Johnny Guerry, the managing partner of Clover (collectively, the “MHC Mutual Conversion Fund Group”), relating to common stock ($0.01 par value) (the “Common Stock”) of Coastway Bancorp, Inc., a Maryland corporation (the “Issuer”).

Specifically, this Schedule 13D relates to Common Stock of the Issuer purchased by the GP through the account of the Fund.  The Fund may direct the vote and disposition of the 254,710 shares of Common Stock it holds directly.  The GP serves as the investment adviser and general partner to the Fund and may direct the vote and disposition of the 254,710 shares of Common Stock held by the Fund.  Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of the 254,710 shares of Common Stock held by the Fund.  As the managing partner of Clover, Mr. Guerry may direct the vote and disposition of the 254,710 shares of Common Stock held by the Fund.

Item 1.	Security and Issuer

Securities acquired:	Common Stock

Issuer:	Coastway Bancorp, Inc. One Coastway Blvd. Warwick, Rhode Island 02886

Item 2.	Identity and Background

(a)-(b)            This Schedule 13D is jointly filed by the Fund, the GP, Clover and Mr. Guerry.  Because Mr. Guerry is the managing partner of Clover, which is the general partner of the GP (with Mr. Guerry, the Fund and Clover hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owners of all of the Common Stock held by the Fund.

Each of the persons identified in this Schedule 13D is sometimes referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.

(c)            The principal occupation of Mr. Guerry is serving as the managing partner of Clover.  The principal business of Clover is acting as the general partner of the GP.  The principal business of the GP is investment management.  The principal business of the Fund is investing in securities.

CUSIP No. 190632109	Page 7 of 10 Pages

(d)            During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Fund, the GP and Clover are organized under the laws of the State of Texas.  Mr. Guerry is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of the date of this Schedule 13D, the Fund had invested $4,539,888 (inclusive of brokerage commissions) in Common Stock of the Issuer.  The source of these funds was the working capital of the Fund.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes.  The MHC Mutual Conversion Fund Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

Consistent with its investment purpose, the MHC Mutual Conversion Fund Group may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 190632109	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer

(a) - (b) The MHC Mutual Conversion Fund Group beneficially owns 254,710 shares of Common Stock, which represents 5.8% of the Issuer’s outstanding shares of Common Stock.  The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by the MHC Mutual Conversion Fund Group as set forth in this Schedule 13D, by (ii) the 4,408,341 shares of Common Stock outstanding as of March 1, 2017, as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2017.

The GP, in its capacity as investment manager and general partner to the Fund has power to vote the 254,710 shares of Common Stock and the power to dispose of the 254,710 shares of Common Stock held in the Fund.  Clover, in its capacity as general partner of the GP and Mr. Guerry, as the managing partner of Clover, may each be deemed to beneficially own the Common Stock held in the Fund.

(c)            The Fund effected the following transactions in the Common Stock within the past sixty days:

Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
3/1/2017	17,512	$17.0962	Open Market
3/6/2017	9,289	$17.085	Open Market
3/7/2017	14,288	$17.0873	Open Market
3/8/2017	6,360	$17.2302	Open Market
3/9/2017	32,774	$17.2817	Open Market
3/10/2017	3,388	$17.2943	Open Market
3/15/2017	2,538	$17.3	Open Market
3/21/2017	6,846	$17.4055	Open Market
3/22/2017	9,842	$17.3973	Open Market
3/23/2017	13,606	$17.4417	Open Market
3/24/2017	13,995	$17.4834	Open Market
3/31/2017	1,776	$17.5	Open Market
4/4/2017	3,003	$17.4983	Open Market
4/18/2017	10,232	$17.9495	Open Market
4/21/2017	25,000	$18.45	Open Market
4/26/2017	6,200	$18.75	Open Market
4/27/2017	10,000	$18.9705	Open Market
5/1/2017	39,610	$19.4683	Open Market

The filing of this Schedule 13D shall not be construed as admission that the GP, Clover, or Mr. Guerry is for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any of the 254,710 shares of Common Stock owned by the Fund.  Pursuant to Rule 13d-4, the GP, Clover, and Mr. Guerry disclaim all such beneficial ownership.

CUSIP No. 190632109	Page 9 of 10 Pages

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With respect to the Fund, GP is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 190632109	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2017

MHC Mutual Conversion Fund, L.P. By: Clover Partners, L.P. By: Clover Partners Management, L.L.C., general partner By: /s/ John Guerry Name: John Guerry Title: Managing Partner
Clover Partners, L.P. By: Clover Partners Management, L.L.C., general partner By: /s/ John Guerry Name: John Guerry Title: Managing Partner
Clover Partners Management, L.L.C. By: /s/ John Guerry Name: John Guerry Title: Managing Partner
/s/ Johnny Guerry Johnny Guerry